

July 1, 2013

<u>Via E-mail</u>
Fred Kurland
Chief Financial Officer
XOMA Corporation
2910 Seventh Street
Berkeley, CA 94710

> **Re:** **XOMA Corporation**
> **Form 10-K for the Fiscal year Ended December 31, 2012**
> **Filed March 12, 2013**
> **File No. 000-14710**

Dear Mr. Kurland:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Technologies and Technology Licenses, page 6

1. In this section you identify three trademarked core technologies, ADAPT, ModulX, and OptimX, which are owned by you and available for licensing to other companies. We also note the disclosure on page 28 which indicates that you have licensed some of your technology from other parties. If these technologies have been key to the development of your product pipeline and you have licensed any of these core technologies from third parties, please identify the third parties, file all material licensing agreements, and describe the material terms of these agreements. Alternatively, if you believe that the development of your product pipeline is not substantially dependent upon maintaining any or all of these agreements, please provide us a substantive analysis supporting your conclusions.

<u>Patents and Trade Secrets, pages 18-19</u>

2. In the second paragraph you identify ten different patents that relate to your gevokizumab product. We note that two of these patents relate to the Type 2 diabetes program, one relates to the osteoarthritis program, one relates to the cancer program, and another relates to the coronary program. You do not specify to which gevokizumab programs the five other patents apply. You should disclose to which programs these five other patents apply. If these apply to the use of gevokizumab generally you should clarify. In any case, you should identify the patents that apply to the treatment of NIU and Behcet's uveitis, as these indications are the most advanced. Please also separately disclose the year of expiration of each of the ten patents you identify as being related to gevokizumab and the nature of the patent or type of patent protection applying to each. Additionally, please clarify as to each of the patents related to gevokizumab whether they were in-licensed from Les Laboratoires Servier or some other third party, or developed in-house and filed with the Patent and Trademark Office by the registrant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Austin Stephenson at (202) 551-3192 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director